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                                                                      EXHIBIT 99


                                   Letchworth Independent Bancshares Corporation
                                                               50 North Main St.
                                                              Castile, NY  14427
Press Release
FOR IMMEDIATE RELEASE:
AUGUST 2, 1999
FOR MORE INFORMATION, CONTACT:
JAMES W. FULMER, President & CEO
Letchworth Independent Bancshares Corporation
(716) 493-2570, ext. 246
JAMES J. BYRNES, Chairman & CEO
Tompkins Trustco, Inc.
(607) 273-3210

      CASTILE & ITHACA, NY - Aug. 2, 1999

Letchworth Independent Bancshares Corporation (NASDAQ "LEBC") and Tompkins Trustco, Inc., (Amex "TMP") announced today that they have entered into a definitive merger agreement for Tompkins Trustco, Inc. (Tompkins) to acquire Letchworth in a tax-free, stock-for-stock exchange. Letchworth is the holding company for The Bank of Castile and owns 70% of The Mahopac National Bank.

Tompkins is the holding company for Tompkins County Trust Company in Ithaca and upon completion of the merger will become a multibank holding company with assets of approximately $1.1 billion operating three separately chartered banks. It is planned that each bank will continue to operate under its own board of directors as a community bank. The combined organization will have 28 branches, covering market areas that will include the Genesee Valley region of Western New York, Tompkins County and surrounding areas in Central New York, and Putnam County.

Under the terms of the agreement, which was unanimously approved by both boards of directors, Letchworth shareholders will receive 0.685 shares of Tompkins shares for each share of Letchworth common stock. The value of the transaction is approximately $81.5 million, which represents an exchange value of $23.80 per Letchworth share, based upon the $34.75 closing stock price of Tompkins on July 30, 1999. The merger will be accounted for as a pooling of interests.

Subject to approval by shareholders of Tompkins and Letchworth, and to regulatory approvals, the merger is expected to be completed in the fourth quarter of 1999 or the first quarter of 2000, and will result in the issuance of approximately 2.3 million shares of Tompkins stock. Letchworth also granted to Tompkins an option to purchase 19.9% of its outstanding stock under certain circumstances.

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It is planned that James W. Fulmer, president and CEO of Letchworth Independent
Bancshares Corporation, William Spain, chairman of The Mahopac National Bank, and Craig Yunker, director of The Bank of Castile, will join the Tompkins Board of Directors. It is proposed to reconstitute the Tompkins board as an 11-member board, with eight present directors joined by these three.

The current board members of The Bank of Castile, Tompkins County Trust Company, and The Mahopac National Bank will continue to serve on their respective boards.

Under the planned merger, James J. Byrnes will continue his role as Chairman and CEO of Tompkins Trustco, Inc., with Fulmer serving as President.

Fulmer said, "Forming successful partnerships is essential for long-term survival in business. This is an opportunity to align three community banks that fit well together in terms of service, business philosophy and culture. As we evaluated the potential of this merger, it became clear that it would serve our shareholders, customers and employees very, very well. We are especially pleased to affiliate with Tompkins, which is a financial organization of the highest caliber."

Byrnes added, "We believe this represents a great enhancement of the long-term prospects for profitable growth at Tompkins Trustco and for all three banks. We share a strong commitment to community banking. By working together, we will provide a higher level of service capability in three diverse markets within New York State. The financial services industry is changing rapidly. Successful companies will need to continually improve and, with this merger, we will be much better positioned to make the necessary investment in people and technology."

Tompkins is the fifth-ranked mid-sized bank in the nation, according to a survey released by U.S. Banker magazine in June. It has served customers in Tompkins County for more than 160 years with a full range of financial services, including deposits, trust and investment services, commercial banking services, residential mortgage lending, consumer lending and electronic banking.

Letchworth is based in Castile, NY, and had assets of $443 million as of June 30, 1999. The Bank of Castile was founded in 1869 and has 12 full-service banking offices in Wyoming, Genesee, Livingston and Monroe counties. Brenda L. Copeland will continue as President and CEO of The Bank of Castile.

The Mahopac National Bank is headquartered in Mahopac, Putnam County, the fastest growing county in New York State, where it operates three banking offices. The 70-year-old bank recently received approval for a fourth branch. Letchworth purchased a majority interest in The Mahopac National Bank on June 4. Stephen E. Garner will continue as President and CEO at Mahopac.

The transaction is expected to be slightly dilutive to Tompkins' earnings per share initially, and accretive thereafter. These expectations are based upon

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estimated cost savings and revenue enhancements the company expects to realize, beginning in the year 2000.

In conjunction with the announcement of the merger, both companies simultaneously announced the termination of previously announced stock repurchase programs.


CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS
This press release contains forward-looking statements with respect to management expectations, assumptions, financial condition, results of operations and, assuming the consummation of the merger between Tompkins and Letchworth, certain cost savings and revenue enhancements. Although management believes any such statements are based upon reasonable assumptions, there is no assurance that actual outcomes will not be materially different. The company assumes no duty to update forward-looking statements, and cautions that these statements are subject to numerous assumptions, risks, and uncertainties, all of which could change over time.

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